SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

RICA FOODS, INC

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number)

Gerardo Matamoros

Avicola Campesinos, Inc.

Bufete Chaveri Soto

Avenida Primera, Calles 29 y 33 #2923

San Jose, Costa Rica.

(506) 298-1880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box  ☐.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avicola Campesinos, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tenedora G.S., S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.0001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mavipel, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elsie Roman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Harenaz L III, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry Zamora

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CYS Asesores de Mercadeo y Finanzas, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rolando Cervantes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarita Trading, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edgar Rodriguez

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporacion Adral, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Arias

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corporación Aspila, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Aspinall

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoy por Hoy, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Hernandez Lustschaing

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asociacion Solidarista de Empleados Grupo Sama y Afines

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quirinal, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfonso Gutierrez

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 9,933,154 shares of common stock, $0.001 par value

	9.	SOLE DISPOSITIVE POWER

	10.	SOLE DISPOSITIVE POWER 9,933,154 shares of common stock, $0.001 par value

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,933,154 shares of common stock, $0.001 par value

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.2% of shares of common stock, $0.001 par value

14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”) of Rica Foods, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1840 Coral Way, Suite 101 Miami, Florida 33145.

Item 2. Identity and Background.

(a) This statement is filed by (collectively, the “Reporting Persons”):

(i) Avicola Campesinos, Inc., a Nevada corporation (“Avicola”), as the direct beneficial owner of shares of Common Stock reported pursuant to this statement on Schedule 13D (this “Schedule 13D”);

(ii) Tenedora G.S., S.A. (“Tenedora”), a Costa Rican corporation, as the sole shareholder of Avicola;

(iii) by virtue of their respective holdings of securities of Tenedora (as described below on this 13D),

(1) Mavipel, S.A., a Costa Rican corporation (“Mavipel”);

(2) Inversiones Harenaz L III, S.A., a Costa Rican corporation (“Harenaz”);

(3) CYS Asesores de Mercadeo y Finanzas, S.A, a Costa Rican corporation (“CYS”);

(4) Sarita Trading, S.A., a Panamanian corporation (“Sarita”);

(5) Corporacion Adral, S.A., a Costa Rican corporation (“Adral”);

(6) Corporación Aspila, S.A., a Costa Rican corporation (“Aspila”);

(7) Hoy por Hoy, S.A., a Costa Rican corporation (“Hoy”);

(8) Asociacion Solidarista de Empleados Grupo Sama y Afines, a Costa Rican labor entity (“ASEGSA”); and

(9) Quirinal, S.A., a Costa Rican corporation (“Quirinal”);

(iv) Elsie Roman, as the sole shareholder of Mavipel;

(v) Henry Zamora, as the sole shareholder of Harenaz;

(vi) Rolando Cervantes, as the sole shareholder of CYS;

(vii) Edgar Rodriguez, as the sole shareholder of Sarita;

(viii) Oscar Arias, as the sole shareholder of Adral;

(ix) Robert Aspinall, as the sole shareholder of Aspila;

(x) Oscar Hernandez Lustschaing, as the sole shareholder of Hoy;

(xi) Alfonso Gutierrez, as the sole shareholder of Quirinal.

By signing this Schedule 13D, each Reporting Person agrees that this Schedule 13D is filed on its or his behalf.

Tenedora is the holder of 100% of the outstanding common stock of Avicola. Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, Hoy, ASEGSA and Quirinal are the holders of approximately 39.79%, 11.96, 10.72%, 13.4%, 8.1%, 9.2%, 2.3%, 1.7%, and 2.8%, respectively of the outstanding common stock of Tenedora. Together, Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, Hoy, ASEGSA and Quirinal may be deemed to control Tenedora.

Elsie Roman, the wife of Victor Oconitrillo, is the holder of 100% of the outstanding common stock of Mavipel. Henry Zamora is the holder of 100% of the outstanding common stock of Harenaz. Rolando Cervantes is the holder of 100% of the outstanding common stock of CYS. Edgar Rodriguez is the holder of 100% of the outstanding common stock of Sarita. Oscar Arias is the holder of 100% of the outstanding common stock of Adral. Robert Aspinall is the holder of 100% of the outstanding common stock of Aspila. Oscar Hernandez Lustschaing is the holder of 100% of the outstanding common stock of Hoy. Alfonso Gutierrez is the holder of 100% of the outstanding common stock of Quirinal.

By virtue of the relationships described above, Tenedora, Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, Hoy, ASEGSA, Quirinal, Elsie Roman, Henry Zamora, Rolando Cervantes, Edgar Rodriguez, Oscar Arias, Robert Aspinall, Oscar Hernandez Lustschaing, and Alfonso Gutierrez may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Avicola (the “Potential Indirect Beneficial Owners”). However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avicola and Tenedora.

Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated by reference.

Avicola was formed for the purpose of acquiring the Common Stock of the Company. Its principal address is 6100 Neil Road, Suite 500, Reno NV 89511.

Tenedora conducts no active business operations and its principal business is holding the securities of Avicola. Its principal address is Bufete Chaveri Soto, Avenida Primera, Calles 29 y 33 #2923, San Jose, Costa Rica.

Each of Mavipel, Harenaz, CYS, Adral, Sarita, Aspila, Hoy and Quirinal are holding companies whose principal business is holding the securities of Tenedora and whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145.

Victor Oconitrillo, Mrs. Roman spouse, is the General Manager and Henry Zamora and Rolando Cervantes are Managers of Grupo Consolidado Sama, S.A (“SAMA”), a corporation which provides financial advisory services. SAMA’s principal address and Mr. Oconitrillo’s, Mr. Zamora’s and Mr. Cervantes’ principal business address is Calles 46 y 48, Avenida 10, Contiguo a la Contraloria General de la Republica, San Jose, Costa Rica. Mrs. Roman is a homemaker.

Edgar Rodriguez is the President of Sarita, a financial investment company whose principal address is Avenida Icaza, Edificio Igra numero ocho. Robert Aspinall is the President of Aspila, a financial investment company whose principal address is 1840 Coral Way, Suite 101, Miami FL 33145. Oscar Arias is the founder of the Fundacion Arias para la Paz y el Progreso Humano, a non-profit organization, as well as an attorney and an economist. Alfonso Gutierrez is an attorney with Bufete Lacle & Guiterrez (“Lacle”). Lacle’s address is Calles 21 y 25, Avenida 6, San Jose, Costa Rica. Oscar Hernandez is retired.

None of the Reporting Persons have, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In order to fund the purchase of the shares of the Common Stock reported pursuant to this Schedule 13D, on December 15, 2003 (the “Effective Date”), Avicola entered into a financing agreement (the “Financing Agreement”) with Servicios Bustariles Internacional, S.A., pursuant to which SBI extended a loan to Avicola in the amount of $12.5 million (the “Purchase Loan”). The entire Purchase Loan was used by Avicola to purchase the shares of Common Stock reported pursuant to this Schedule 13D.

Under the terms of the Financing Agreement, interest on the Purchase Loan will be payable annually, with the first payment due one year from the Effective Date, at the rate of prime plus four. The outstanding principal amount of the Purchase Loan plus any accrued but unpaid interest will be payable on December 15, 2008. As security for the Purchase Loan, Avicola has pledged the 9,933,154 shares of Common Stock reported pursuant to this Schedule 13D to SBI pursuant to the terms of a stock pledge agreement (the “Stock Pledge Agreement”). In addition, Tenedora has agreed to extend a guarantee with respect to the Purchase Loan.

A copy of the Financing Agreement is attached as Exhibit B and incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the transaction was to acquire economic, operational, and voting control of the Issuer. As a condition precedent to the consummation of the transaction, the Board of Directors of the Issuer was required to and did approve the transaction. As a result of the transaction, the Reporting Persons acquired Common Stock constituting 77.2% of the Issuer’s outstanding Common Stock.

As the holder of a majority of the Common Stock of the Issuer, the Reporting Persons generally have the power to elect directors to serve on the Issuer’s Board of Directors. Although the Reporting Persons have not directly or indirectly taken any actions to initiate any changes in the Issuer’s Board of Directors or management, the Reporting Persons do anticipate seeking to influence the nomination and election of directors in the future. However, as of the date hereof, the Reporting Persons have no immediate plans or proposals which would result in any change in the present board of directors or management of the Issuer.

Avicola conditioned the closing of the Stock Sale on the Company’s electing seven affiliates of Avicola to serve on the eight person board of directors of each of the Company’s subsidiaries and electing affiliates of Avicola to serve as the president, vice president, secretary, treasurer and controller of each subsidiary.

The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor management’s efforts to increase shareholder value.

In June of 2003, the Issuer entered into a Consulting Agreement with SAMA whereby SAMA has been providing and will provide various financial consulting services to wholly owned subsidiaries of the Issuer. Mr. Oconitrillo, Mr. Zamora and Mr. Cervantes are each principals of SAMA.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any definitive plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer’s business or corporate structure;

(f) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 9,933,154 shares which represents 77.2% of the total number of shares of the Common Stock of the Issuer outstanding as of February 15, 2004. Avicola directly beneficially owns 9,933,144 of such shares. Tenedora is the sole shareholder of Avicola and, accordingly, indirectly beneficially owns the 9,933,154 shares owned directly by Avicola. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Potential Indirect Beneficial Owners may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by Avicola. However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avicola and Tenedora.

(b) Avicola has direct voting and dispositive power with regard to the 9,993,154 shares of Common Stock held by Avicola. As the sole shareholder of Avicola, Tenedora may be deemed to be the beneficial owner of such shares of Common Stock. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Potential Indirect Beneficial Owners may be deemed to share the indirect power to vote and direct the disposition of the shares directly beneficially owned by Avicola.

(c) Except for the acquisition by Avicola of the 9,933,154 shares described in the Schedule 13D, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to this class of securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As indicated above, as security for the Purchase Loan, Avicola has pledged the 9,933,154 shares of Common Stock reported pursuant to this Schedule 13D to SBI pursuant to the terms of the Stock Pledge Agreement. Pursuant to the Stock Pledge Agreement, Avicola has agreed that it shall not sell, assign or otherwise transfer any of the 9,933,154 shares of Common Stock to any person except to SBI.

The Stock Pledge Agreement contains certain ordinary default provisions. In addition, in the event that, among other things, (i) Avicola or the Issuer defaults in any payment of principal or interest on any indebtedness, except the Purchase Loan, in excess of $250,000 beyond the grace period, if any or (ii) Avicola or the Issuer defaults in the observance or performance of any other agreement or condition relating to any indebtedness, except the Purchase Loan, or any other event shall occur, the effect of which default or other event is to cause or permit the holders of such indebtedness to cause such indebtedness to become due prior to its stated maturity, SBI can, among other things, take ownership of or sell any or all of the 9,933,154 shares.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement*

Exhibit B—Financing Agreement (Translated from Spanish) (1)

Exhibit C—Stock Pledge Agreement (1)

*	filed herewith
(1)	Incorporated by reference to the Schedule 13-D filed with the Commission by Avicola Campesinos, Inc. on January 2, 2004.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AVICOLA CAMPESINOS, INC.

Date: February 19, 2004.	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: President

TENEDORA G.S., S.A.

Date: February 19, 2004	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

MAVIPEL, S.A.

Date: February 19, 2004	/s/ Victor Oconitrillo
Name: Victor Oconitrillo
Title: President

INVERSIONES HARENAZ L III, S.A.

Date: February 19, 2004	/s/ Henry Zamora
Name: Henry Zamora
Title: President

CYS ASESORES DE MERCADEO Y FINANZAS, S.A

Date: February 19, 2004	/s/ Rolando Cervantes
Name: Rolando Cervantes
Title: President

SARITA TRADING, S.A.

Date: February 19, 2004	/s/ Edgar Rodriguez
Name: Edgar Rodriguez
Title: President

CORPORACION ADRAL, S.A.

Date: February 19, 2004	/s/ Oscar Arias
Name: Oscar Arias
Title: President

CORPORACION ASPILA, S.A.

Date: February 19, 2004	/s/ Robert Aspinall
Name: Robert Aspinall
Title: President

HOY POR HOY, S.A.

Date: February 19, 2004	/s/ Oscar Hernandez
Name: Oscar Hernandez
Title: President

ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: February 19, 2004	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: Authorized Representative

QUIRINAL, S.A.

Date: February 19, 2004	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

Date: February 19, 2004	/s/ Elsie Roman
Elsie Roman

Date: February 19, 2004	/s/ Henry Zamora
Henry Zamora

Date: February 19, 2004	/s/ Rolando Cervantes
Rolando Cervantes

Date: February 19, 2004	/s/ Edgar Rodriguez
Edgar Rodriguez

Date: February 19, 2004	/s/ Oscar Arias
Oscar Arias

Date: February 19, 2004	/s/ Robert Aspinall
Robert Aspinall

Date: February 19, 2004.	/s/ Oscar Hernandez
Oscar Hernandez

Date: February 19, 2004	/s/ Alfonso Gutierrez
Alfonso Gutierrez

SCHEDULE A

OFFICERS AND DIRECTORS

Name of Corporation	Officers	Directors
Avicola Campesinos, S.A.	Gerardo Matamoros(1)	Gerardo Matamoros
(Sole Executive Officer)

Tenedora G.S., S.A.	Alfonso Gutierrez	Victor Oconitrillo
Henry Zamora
Rolando Cervantes
Alfonso Gutierrez

Mavipel, S.A.	Victor Oconitrillo	Victor Oconitrillo
(Sole Executive Officer)

Inversiones Harenz L III, S.A.	Henry Zamora	Henry Zamora
(Sole Executive Officer)

CYS Asesores de Mercadeo	Rolando Cervantes	Rolando Cervantes
y Finanzas, S.A,	(Sole Executive Officer)

Sarita Trading, S.A.	Edgar Rodriguez	Edgar Rodriguez
(Sole Executive Officer)

Corporacion Adral, S.A.	Oscar Arias	Oscar Arias
Mariangel Solera

Corporacion Aspila, S.A.	Robert Aspinall	Robert Aspinall
(Sole Executive Officer)

Hoy por Hoy, S.A.	Oscar Hernandez	Oscar Hernandez
(Sole Executive Officer)

Quirinal, S.A.	Alfonso Gutierrez	Alfonso Gutierrez
(Sole Executive Officer)

(1)	Gerardo Matamoros’ is a financier whose principal occupation is as the sole executive officer of Avicola Campesinos, S.A. Mr. Matamors has not, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). Mr. Matamoros has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT A - JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the Common Stock of Rica Foods, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 19th day of February, 2004.

AVICOLA CAMPESINOS, INC.

Date: February 19, 2004.	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: President

TENEDORA G.S., S.A.

Date: February 19, 2004	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

MAVIPEL, S.A.

Date: February 19, 2004	/s/ Victor Oconitrillo
Name: Victor Oconitrillo
Title: President

INVERSIONES HARENAZ L III, S.A.

Date: February 19, 2004	/s/ Henry Zamora
Name: Henry Zamora
Title: President

CYS ASESORES DE MERCADEO Y FINANZAS, S.A

Date: February 19, 2004	/s/ Rolando Cervantes
Name: Rolando Cervantes
Title: President

SARITA TRADING, S.A.

Date: February 19, 2004	/s/ Edgar Rodriguez
Name: Edgar Rodriguez
Title: President

CORPORACION ADRAL, S.A.

Date: February 19, 2004	/s/ Oscar Arias
Name: Oscar Arias
Title: President

CORPORACION ASPILA, S.A.

Date: February 19, 2004	/s/ Robert Aspinall
Name: Robert Aspinall
Title: President

HOY POR HOY, S.A.

Date: February 19, 2004	/s/ Oscar Hernandez
Name: Oscar Hernandez
Title: President

ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: February 19, 2004	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: Authorized Representative

QUIRINAL, S.A.

Date: February 19, 2004	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

Date: February 19, 2004	/s/ Elsie Roman
Elsie Roman

Date: February 19, 2004	/s/ Henry Zamora
Henry Zamora

Date: February 19, 2004	/s/ Rolando Cervantes
Rolando Cervantes

Date: February 19, 2004	/s/ Edgar Rodriguez
Edgar Rodriguez

Date: February 19, 2004	/s/ Oscar Arias
Oscar Arias

Date: February 19, 2004	/s/ Robert Aspinall
Robert Aspinall

Date: February 19, 2004.	/s/ Oscar Hernandez
Oscar Hernandez

Date: February 19, 2004	/s/ Alfonso Gutierrez
Alfonso Gutierrez